

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2020

Paul M. DiPerna
Chief Executive Officer, President and Chief Financial Officer
Modular Medical, Inc.
16772 W. Bernardo Drive
San Diego, CA 92127

      Re: Modular Medical, Inc.
          Registration Statement on Form S-1
          Filed April 9, 2020
          File No. 333-237615

Dear Mr. DiPerna:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joseph McCann at 202-551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences